Exhibit 99.1

Teva Completes Tender Offer for NuPathe Inc. Shares

Merger Expected to Close Today

80% of Shares Tendered

Jerusalem, February 21, 2014 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) (“Teva”) today announced the successful completion of the tender offer (the “Offer”) by Train Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of Teva, for all of the outstanding shares of common stock of NuPathe Inc. (Nasdaq: PATH) (“NuPathe”) at a price of $3.65 per share in cash and the right to receive contingent cash consideration payments of up to $3.15 per share, net to the seller in cash without interest.

The Offer expired at 12:00 midnight, New York City time, on February 20, 2014, and was not extended. The depositary for the offer has advised Teva that a total of 28,178,652 shares were validly tendered into and not validly withdrawn from the Offer (not including 1,229,499 shares tendered pursuant to notices of guaranteed delivery), representing approximately 80.01255%% of NuPathe’s outstanding shares. The condition to the Offer that at least a majority of the outstanding shares of NuPathe’s common stock on a fully diluted basis be validly tendered and not validly withdrawn prior to the expiration of the Offer was satisfied, and, accordingly, all such validly tendered shares were accepted for payment and Teva will promptly pay for all such shares in accordance with the terms of the Offer.

As a result of its acceptance of the shares tendered in the Offer, Teva has acquired a sufficient number of shares of NuPathe’s common stock to close the merger of Merger Sub with and into NuPathe without the affirmative vote of NuPathe’s other stockholders, pursuant to Section 251(h) of the Delaware General Corporation Law. The merger is expected to occur as soon as practicable today.

Upon completion of the merger, NuPathe will become a wholly-owned subsidiary of Teva. In the merger, each share of NuPathe that was not validly tendered in the Offer (other than shares held directly or indirectly by Teva, Merger Sub or NuPathe, or by any stockholder of NuPathe who is entitled to and properly demands appraisal of such shares under the applicable provisions of Delaware law) will be cancelled and converted into the right to receive the same $3.65 per share in cash and the right to receive contingent cash consideration payments of up to $3.15 per share, without interest, that was paid in the Offer. It is expected that the common stock of NuPathe will cease to be traded on NASDAQ at the close of market on February 20, 2014, following completion of the merger.

About Teva

Teva Pharmaceutical Industries Ltd. is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

Cautionary Notice Regarding Forward-Looking Statements

This release contains forward-looking statements, which are based on management’s current beliefs and expectations. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential generic versions); the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to successfully pursue and consummate suitable acquisitions or licensing opportunities; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; our potential exposure to product liability claims that are not covered by insurance; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; uncertainties related to our recent management changes; the effects of increased leverage and our resulting reliance on access to the capital markets; any failure to recruit or retain executives or other key personnel; adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; the impact of continuing consolidation of our distributors and customers; significant impairment charges relating to intangible assets and goodwill; the potential for significant tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.